SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  October 11, 2023

Nu Holdings Ltd.
(the "**Company**")

Written Resolutions of the Directors of the Company dated on October 06, 2023 passed in accordance with the Articles of Association of the Company (the "Articles")

The undersigned, being the all of the Directors of the Company for the time being (the "**Directors**"), hereby take the following actions and adopt the following resolutions:

<u>DISCLOSURE OF INTERESTS</u>

IT IS NOTED THAT to the extent any Director has any personal interest, direct or indirect, in the matters contemplated by these resolutions which he or she is required to disclose in accordance with the Articles or in accordance with applicable law or otherwise or which might disqualify such person from approving these resolutions, such disclosure has been made and such Director may vote and act on the matters referred to herein.

<u>APPROVAL OF UPDATED VERSION OF THE CODE OF CONDUCT</u>

IT IS NOTED THAT:

1. pursuant to resolutions of the Board dated May 27, 2022, the Company adopted the Code of Conduct (the "**Current Code of Conduct"**);

2. as part of the annual review process, it is proposed that the Current Code of Conduct be amended, in the form set out in <u>Exhibit A</u> hereto (the "**Updated Code of Conduct**") in replacement of the Current Code of Conduct; and

3. The Updated Code of Conduct has been reviewed and considered in detail by the Board.

IT IS RESOLVED THAT:

The Updated Code of Conduct is hereby approved and adopted as of the date herein, as per **<u>Exhibit A</u>**.

<u>GENERAL AUTHORISATION</u>

IT IS RESOLVED THAT any Director or Officer of the Company be and is hereby authorised to do all such acts and things and agree and execute any other documents on behalf of the Company as may be required in order to carry out the actions contemplated by the

foregoing resolutions (including as deeds if appropriate) and generally to sign all documents as may be required in connection with the actions contemplated by the foregoing resolutions and execution and delivery by any such Director or Officer of any such documents being conclusive evidence of their and the Company's agreement to the final terms and conditions thereof.

RATIFICATION

IT IS RESOLVED THAT, to the extent that any Director or Officer has taken any actions or signed any documents or undertakings prior to the date hereof which would have been approved if taken or signed after the date hereof, the same be and are hereby ratified, approved and confirmed.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, each of the undersigned, being all of the Directors of the Company for the time being, has executed these resolutions in writing on the date indicated above. These resolutions may be executed in counterpart and each counterpart shall be deemed to be an original and which counterparts when taken together shall constitute one and the same instrument.

____
David Vélez Osorno

____
Anita Mary Sands

____
Daniel Krepel Goldberg

____
David Alexandre Marcus

____
Douglas Mauro Leone

____
Jacqueline Dawn Reses

____
Luis Alberto Moreno Mejía

____
Rogério Paulo Calderón Peres

____
Thuan Quang Pham

Exhibit A

Updated Code of Conduct

Nubank’s Code of Conduct 2023 Review

Nubank's Code of Conduct layout for reference.

Founder's Letter

The Company was born to fight against the complexity of the financial system and help people establish a truly healthy relationship with their finances. This mission has been the guiding force behind everything we do, from the birth of innovative products to the delivery of humanized service, always placing the customer at the center of our actions.

We are proud of the positive impact we have made on the lives of millions of people, and we want to be recognized not only for that impact but also for the ethical standards that have driven us. Our commitment to promoting and upholding the highest ethical standards is reflected in this Code of Conduct.

Over the past 10 years, we have sought to build a culture of trust and safety, fostering an environment where every Nubanker can challenge the status quo and strive for audacious goals. Together, we have aimed to revolutionize the way people approach their finances, and we are committed to continuing this journey.

As we embark on this new chapter, we recognize that our progress is a result of the collective efforts of every Nubanker. For that reason, if you believe a Nubanker is violating our Code of Conduct, remember to report the situation through Parker, our Whistleblowing Channel. Your voice is valuable, and we want and need to hear from you.

Reflecting on the past 10 years, we acknowledge how far we have come. However, we also remind ourselves that this is just the beginning. It's still day one for us, and we are committed to pushing boundaries, embracing innovation, and fostering an inspiring and ethical culture.

Together, let's continue shaping the future of finance and making a meaningful difference in the lives of people around the world.

Best wishes,
David, Cris and Ed

Our Values

Our mission is to fight complexity to empower people. Our motivation is the impact that we create on the lives of our customers.

– We want our customers to love us fanatically
We believe that delighting customers is fundamental to building a solid relationship of loyalty and trust in the long term

- We are hungry and challenge the status quo
We encourage all of our teams not to conform to the way things have already been done

- We build strong and diverse teams
We work actively so that our teams are formed by the best talents, regardless of their characteristics, training or experience, and with that we have increasingly plural voices.

- We act like owners, not renters
We treat employees as partners and our relationships are based on humility, respect, transparency and responsibility. We foster a culture that is absolutely focused on serving our customers, where there is no room for ego or status symbols and where making mistakes and learning from them is encouraged.

- We pursue smart efficiency
We build scalable systems and optimize the use of all resources: our teams, time and capital. As we gain efficiency, we pass these gains on to our customers at lower and lower rates and fees.

NuCode

This Code applies to all Nubankers (employees, directors, independent advisors, apprentices, interns, officers of Nu Holdings Ltd. and its subsidiaries), regardless of position, job or tenure at the Company.

This is a document of expectations and, therefore, doesn't aim to cover all the details of Nubankers' daily actions.

No one is entitled to violate or ask anyone to violate any provision contained in this Code.

In describing our ethical values, this Code is intended to deter wrongdoing and to promote:
- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

- transparent and fair experiences and results for our customers and the markets in which we operate;
- full, fair, accurate, timely, and understandable disclosure in reports to any and all of our stakeholders, including documents that we file with, or submit to, governmental authorities and regulators (including, but not limited to, the relevant central bank and securities and exchange commission) and in other public communications we make;
- compliance with applicable laws, rules and regulations;
- the prompt internal reporting of violations of this Code through Parker; and
- accountability for noncompliance with this Code.

Every Nubanker should follow the guidelines of this Code and the Company's internal policies and procedures, and cooperate with internal investigations when required. Failure to follow this Code may result in negative consequences for the Company and for the individuals involved, including legal measures, administrative sanctions and/or internal disciplinary measures, according to applicable law.

If you are a Nubanker acting in our subsidiaries that engage in businesses subject to specific rules of conduct (such as securities intermediation, asset management etc.), you must follow the conduct guidelines applicable to such businesses, in addition to this Code. Our specific guidelines and policies are available in our Intranet.

If you know of a situation that is contrary to the principles contained in this Code, please use PARKER to speak up.

Nu way for People

The Company believes that strong and diverse teams are the foundation of a healthy work environment and key to sustaining our long term success.

Nubankers can only fulfill their true potential and thrive in a workplace free of discrimination, retaliation, harassment and bullying.

We expect Nubankers to uphold the highest ethical standards and treat one another with dignity and respect always. Nubankers are also expected to act in a professional manner in everyday interactions, including in-person and virtual meetings, written and audio communication in messaging applications and internal communication platforms. The same principles apply to Nubankers' relationships with our customers, service providers and stakeholders.

Human Rights

The Company supports the principles set forth in the United Nations Universal Declaration of Human Rights and the Declaration on Fundamental Principles and Rights at Work of the International Labor Organization.

The respect, protection and promotion of human rights is simply the right thing to do.

Nubankers must commit to:
- Having zero-tolerance towards forced and child labour or any type of modern slavery.
- Promoting diversity and offering equal and fair opportunities to all.
- Promoting a workplace free from harassment, bullying, prejudice and discrimination.
- Enabling freedom of association;
- Ensuring decent and safe working conditions.
- Guaranteeing the privacy and data protection rights of all individuals.

Fostering Diversity and Inclusion

Since its founding, one of the Company's fundamental values has been building strong and diverse teams. We understand D&I as a means to an end.
More than a diverse workforce, an inclusive and safe environment is the key to effective D&I-driven business innovation.

For such reasons, we reject any kinds of discrimination, based on age, sex, ancestry, color, gender identity or expression, genetic information, marital status, medical condition or any kind of leave, national origin, disability, parentage, race, religion, beliefs, sexual orientation, type of family or any other characteristic protected by laws, rules and legal ordinances.

Did you know?
The Company has a global D&I strategy to achieve clear goals, using actions already in place and dedicated D&I teams that bring the proper expertise to our D&I journey. Hence, every Nubanker can act like an owner in ensuring that we are nurturing D&I in our day-to-day activities, internal and external interactions, process, policies and product creations.

Curiosity:
The Company encourages Nubankers to participate in affinity group social learning activities, in addition to encouraging Nubankers to participate in groups formed by allies.

Discrimination and Harassment

We work hard to create a healthy, safe work environment where Nubankers are respected in their individuality and can thrive.

Thus, we reject harassment of any kind, retaliation, bullying or discrimination.

We are committed to proactively implementing solutions against harassment, retaliation, bullying and discrimination in the workplace, and to acting if a case is identified.

The following behaviors may cause disciplinary actions or even termination, according to their severity and potential aggravating or extenuating factors:
- Verbal or physical abuse,
- Unprofessional communication,
- Excessive aggressiveness,
- Disrespectful/demeaning comments,
- Publicly embarrassing colleagues,
- Negatively influencing work environment,
- Sexual advances (verbal or physical),
- Jokes with sexual connotation,
- Other unprofessional behaviors.

Nubankers are expected to report potential misconduct they may witness through Parker, the Company's Whistleblowing Channel. Remember that these reports must be treated confidentially by all parties involved. Failure to comply with this rule may result in disciplinary sanctions.

Alcohol and Drugs

To keep a healthy and respectful workplace, a few rules concerning the consumption of alcohol and drugs must be observed.

Whenever you consume alcohol during working hours, in our premises or in external activities associated with the Company, do it in moderation and only when appropriate.

Nubankers must not perform their professional activities in our premises or outside while drunk or under the influence of alcohol.

Also, Nubankers are strictly prohibited from working while their performance is impaired by any drug whether legal or illegal, unless there's an explicit medical recommendation. Additionally, Nubankers may not possess any non-pharmaceutical drugs on Company premises or at work-related functions.

IN EVERY ACT AS A NUBANKER WE MUST BE OWNERS, NOT RENTERS!

Political and Religious Activities

We respect freedom of speech, as well as our employees' political and religious associations. We believe in building strong and diverse teams.

The Company does not adopt religious or political party positions nor contribute directly or indirectly to political parties, movements, committees or unions, nor to their candidates or representatives.

Nubankers should not use the Company's tools and platforms to engage in religious or political activities.

The Company strongly recommends avoiding the use of items related to political campaigns or otherwise engaging in political activities during work hours.

Nubankers that intend to run for public office should request a non-paid leave.

We are also aware of our active role in supporting the development of public policies alongside government agencies. In case you are contacted by any public authority while performing your activities at the Company, contact our Public Policy team immediately.

Nu way to treat our Communities

Environmental, Social and Governance (ESG)

The Company considers environmental, social and governance (ESG) factors in our business activities, including our decision-making processes, and works to deliver long-term value for our clients, shareholders and other stakeholders.

All Nubankers must comply with our Global ESG Policy. Additionally, all Nubankers in Brazil must also comply with our local Social and Environmental Responsibility Policy (PRSAC in English acronym).

Would you like to know more?
See our ESG Report 2022 here.

The Company also seeks to act with responsibility towards people and the planet to mitigate risks and maximize the creation of shared-value.

To have a sustainable operation, our supplier qualification and selection process includes ESG criteria alongside Conduct Risk, AML, Operational Risks and others, to help ensure a sustainable relationship with our supply chain.

To help ensure we have the best partners, Nubankers are expected not only to operate ethically and follow the Contracts, Suppliers and Payments Policy when interacting with any third party, but also to report any situation of potential violation of these policies as well as labor laws and regulations.

Would you like to know more, Nubanker?
Access our ESG Global Policy, Social and Environmental Responsibility Policy (Brazil), and Corporate Governance Policy.

Donations and Sponsorships

A donation is voluntary support that is given without the expectation of receiving anything in return. Receiving any compensation breaks the principle of donation, which may have serious tax, administrative and, depending on the case, criminal implications for the Company and its directors.

Sponsorships refer to promoting the name and image of a company, its products or services through its association with events, activities, sports or cultural organizations.

Every sponsorship and donation on behalf of the Company must undergo a thorough due diligence screening process, in accordance with the Company's controls and protocols. Additional review and approval from the Conduct Risk team is required if any inconsistency is identified in the screening process.

The Company does not donate or contribute, directly or indirectly, to political parties or candidates. Nubankers' donations or contributions to political parties or campaigns must follow applicable legislation and should not be linked to the Company.

Nu way to treat Information

Every Nubanker is responsible for protecting the Company's information. Remember that you should treat every piece of information we share internally as confidential and not share it with others, except where disclosure is authorized by the Company or required by law.

Public information posted on the Company's Social Media profiles, Blogs, and other official channels may be freely shared!

It is essential that all Nubankers understand and strictly adhere to the guidelines presented in this section to ensure the integrity and confidentiality of the Company's information and any confidential data.
Your obligation to protect any Company information, continues even after you leave the Company, and you must return all Company information in your possession upon leaving the Company.

Data Protection

Protecting the personal data of our customers, employees and all persons that the Company interacts with is fundamental to preserving trust in the Company's relationships.

A strong privacy and data protection approach aims to make people feel safe knowing we use their data ethically and safeguard their privacy and data protection rights (as provided by privacy and data protection laws and regulations, such as the right to personal data).

All access, processing and usage of personal data must be done according to the principles of our Privacy Governance Policy, which includes:
- We use personal data in a way that is lawful, fair and transparent
- We only collect personal data for specified, clear and legitimate purposes
- We take steps to guarantee the quality and accuracy of the data we hold
- We keep personal data for as long as necessary for the purposes for which we are using it
- We use appropriate measures to ensure data security

Would you like to know more, Nubanker?
Access The Company's Privacy Governance Policy in our Intranet.

Information Security, Business and Trade Secrets

Ensuring information security is a top priority for the Company, as it enables business growth while maintaining compliance with legal and regulatory requirements.
All Nubankers must follow the security guidelines provided to protect our customers' and employees' personal data, confidential and strategic information, and any other proprietary Company information, especially relating to the creation of new products and features.
Nubankers must respect the least privileged access, the data's life cycle, and all the security layers incorporated into the Company's infrastructure.
Also, all Nubankers must do their part in protecting the Company's systems, data, endpoints, and resources by keeping them up to date in the face of vulnerabilities, and promptly informing the Infosec team of any potential threat or vulnerability in the Company environment that needs to be remedied. Together, we strive to continuously improve the Company's system security.
The Company's resources must be used ethically, responsibly, lawfully, and efficiently, and only for business purposes. Any personal use or misuse of IT resources or information is considered a violation of our Security Policy, and disciplinary action will be taken.

IMPORTANT!
The Company reserves the right to monitor all Nubankers' logs of all corporate systems and endpoint activities. Please refer to our Cybersecurity Policy, available on our Intranet, for further details on this topic.

Did you know, Nubanker?
All Nubankers shall participate in the yearly cybersecurity mandatory training to develop the necessary skills and tools to safeguard our business with smart efficiency while meeting global security standards.

Brand: public appearances, social media and trademarks

The Company's brand is one of our most valuable assets, and Nubankers are expected to protect our trademark rights and corporate and brand identities. The Company does not authorize the use of its brand or brand assets for commercial purposes without its prior written consent.

As a general rule:

TRADEMARKS
- Nubankers, partners, suppliers, and third parties must ask for permission to use, outside our environment, the Company's logos and Brand Assets (photos, typography, trademarks). Any use must be aligned with the Branding team, ensuring correct execution of our brand guideline.
- Nubankers are not allowed to negotiate the use of logos or any brand assets (photos, typography, trademark) to obtain advantages for their own purposes.

PUBLIC APPEARANCES
- Nubankers are not allowed to make public statements to the press without support and consent of the Corporate Communications team.
- Nubankers should reach out to the Corporate Communications team before participating in any public events (live broadcasts, podcasts, talks, seminars, and others). The Company does not allow employees to get paid for public speaking events. Nubankers should always review the Conflict of Interest Policy before engaging in any professional external activity.
- The use of the Company's name, logo, or any other Company reference in an event with an invited employee must be previously aligned with the Corporate Communications team.
- Requests for press interviews directed at all Nubankers should be sent to press@nubank.com.br for evaluation.

SOCIAL MEDIA
- Unless previously authorized, do not state personal opinions on social media or other public forums implying they are the Company's official standpoints.
- Disclosing confidential information (e.g., texts, images, screenshots of systems, platforms and presentations) about the Company or its business, customers or suppliers through any other media outside of work is strictly forbidden.
- Discrimination, harassment, and abuse on social media or instant message applications, even when not related to the Company, is against this Code.

Insider Trading

Insider Trading is a crime in the United States, Brazil and many other locations.

We are a transparent company and treat Nubankers as owners, therefore, full compliance with the established guidelines on Insider Trading crime prevention is mandatory.

Nubankers must not trade any Company securities when in possession of Material Non-Public Information (MNPI), directly or through third parties. Also, you shall not disclose such information to third parties.

You are required to ensure that yourself, your close family members or other people who gain access to MNPI are familiarized with and comply with the Company's Insider Trading Policy.

Would you like to know more, Nubanker?
Access The Company's Insider Trading Policy in our Intranet.

Nu way to conduct our business

Conflict of Interest

Conflicts of interest occur when Nubankers find themselves in situations where their decisions may be influenced by personal interests, rather than the Company's. Such conflicts can have a detrimental impact on both the business and Nubankers.

If you believe you have a potential conflict of interest of any type, such as professional external activities, suppliers and business partners, gifts and entertainment, kinship or close personal relationships or personal investments in competitors, please read the Conflict of Interest Policy and report it to the Conduct Risk team through the Conflict of Interest Form, available in our Intranet.

We do what's best for the Company, not for specific individuals or teams. That's why while performing their professional activities, all Nubankers must always act like owners, not renters.

Having a conflict of interest does not necessarily represent a violation of this Code of Conduct and the Global Conflict of Interest Policy; but not reporting it does!

Would you like to know more, Nubanker?
Access The Company's Conflict of Interest Policy in our Intranet.

Corruption

We have zero tolerance for corruption. We do the right thing, acting with integrity, honesty, and transparency, following the Company's policies and procedures.

We don't pay bribes or kickbacks. We do not offer, give money or any other thing of value to public officials or any third parties to obtain inappropriate advantages.

The Company has also several restrictions on the offering of gifts, meals, travel and entertainment to Public Officials and Third Parties. Further details are provided in the Company's Global Anti-Bribery and Anti-Corruption Policy.

If you witness or suspect any inappropriate activity performed by the Company, a Nubanker or any vendor, report the case through Parker immediately with as much detail as you can.

Important!

Did you know that companies are responsible for any act by its third party representatives (vendors that represent the company towards a government official) regarding corruption, even if the company is not aware of how they operate? This is why Nubankers must be aware and comply with the Company's anti-bribery and anti-corruption guidelines.

Would you like to know more, Nubanker?
Access The Company's Global Anti-Bribery and Anti-Corruption Policy in our Intranet.

Preventing fraud and safeguarding the Company's resources

We do not tolerate fraud or breaches of confidence.

It is every Nubanker's duty to protect the Company's integrity and assets, and all Nubankers must follow internal guidelines.

Examples of fraud are document forgery (medical statements, invoices, etc.), system manipulation (undue back office changes, tampering with metrics, etc.) or improper accounting.

Also, Nubankers must act like owners when submitting an expense, making sure it is reasonable and has a legitimate business purpose for the Company. To learn more about this topic, consult the Global Employee Expenses Policy available on our Intranet.

Public Disclosures and Financial Records

The Company has a responsibility to provide full and accurate information in our public disclosures, in all material respects, about the Company's financial condition and results of operations. Our reports and documents filed with or submitted to the U.S. Securities and Exchange Commission and our other public communications shall include full, fair, accurate, timely and understandable disclosure, and the Company has established a Committee consisting of senior management to assist in monitoring such disclosures.

In addition, the Company's financial reporting statement, financial books, records or audit reports must accurately reflect transactions and events and conform to all internal controls, all applicable laws, regulations and accounting rules and principles. The information registered and provided should be transparent, complete and precise, based on proper documentation and with as many details as necessary to demonstrate the Company's full and accurate reporting of its financial condition and results of operations.

Any fraud, intentional error, misrepresentation or false statement regarding the financial statements of the Company, and attempts to mislead or improperly influence the Company's independent auditor must be immediately reported through Parker.

The Company's Audit & Risk Committee will follow the treatment of fraud reports on a global level.

Anti Money Laundering and Terrorism Financing

Money laundering, Terrorism Financing, and Massive Weapons Proliferation are crimes that can occur through financial institutions.

The Company social function and regulatory obligation is to fight against these crimes by creating procedures and implementing control systems. The conjunction of assertive Policies and Procedures enables the Company to identify, analyze, and report these suspicious behaviors to the authorities complying with the regulatory requirements and social needs.

Curiosity
Did you know that a Task-Force was created to help dismantle criminal organizations based on the suspicions reported by the Company?
That's why all Nubankers shall contribute to combating money laundering and terrorism financing.

Would you like to know more about AML/CFTP, Nubanker?
Access the Company's AML Policy on our Intranet.

Nu way to reporting violations

Parker, Whistleblowing Channel

Parker is the Company's Whistleblowing Channel, hosted by a reliable external provider, available to any person, Nubanker or not, who wants to report any violation of this Code of Conduct or any law or regulation applicable to the Company.

The Company encourages reporting any suspected violations promptly and intends to thoroughly investigate any good faith reports of violations.

A specially assigned team will investigate all reports received through Parker that represent a violation.

Reporting of any suspected violations may be done anonymously. An anonymous report should provide enough information about the incident or situation to allow the Company to investigate properly. The Company will not tolerate any kind of retaliation for reports that were made in good faith. If you experience any kind of retaliation, please make another report through Parker or directly contact any member of the Conduct Risk or Employee Relations teams, as no form of retaliation or threat will be tolerated.

Parker can be easily accessed at nubankparker.com.br

Bear in mind that every Nubanker should cooperate with internal investigations when required. We act like owners.

CURIOSITY
INVESTIGATION FLOW

1. Complaint received by the external provider
2. Analysis to detect conflict of interest in the investigation process
3. Screening
4. Investigation team definition
5. Investigation
6. A team of specialists meets to align the case recommendation
7. Measures applied
8. Case closed

Would you like to know more, Nubanker?
The Company has a full dedicated Policy for reports, please check the Whistleblower Policy in our Intranet.

Conduct Risk Forum

The Company has a Conduct Risk Forum formed by senior members of the Company's management.

The Forum is responsible for advising the Conduct Risk team on general matters and certain cases of possible violations of the rules contained in this Code.

Reporting Violations to a Governmental Agency

All Nubankers have the right to certain protections for cooperating with or reporting legal violations to governmental agencies or entities and self-regulatory organizations. As such, nothing in this Code is intended to prohibit you from disclosing or reporting violations to, or from cooperating with, a governmental agency or entity or self-regulatory organization, and you may do so without notifying the Company. Details are provided in the Company's Global Whistleblower Policy.